SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                               Genta Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

   David M. Tanen                                 Monica C. Lord, Esq.
   Paramount Capital Asset                        Kramer Levin
     Management, Inc.                               Naftalis & Frankel LLP
   787 Seventh Avenue                             919 Third Avenue
   New York, NY 10019                             New York, NY  10022
   (212) 554-4356                                 (212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
  [__]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

-----------------------------                     ----------------------------
  CUSIP No. 372 45 M 20 7             13D               Page 2 of 13 Pages
-----------------------------                     ----------------------------

--------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   |_|
                                                                     (b)   |_|

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                           |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
             NUMBER OF               7    SOLE VOTING POWER
               SHARES
            BENEFICIALLY                  None
              OWNED BY               -------------------------------------------
                EACH                 8    SHARED VOTING POWER
             REPORTING
               PERSON                     22,157,805
                WITH                 -------------------------------------------
                                     9    SOLE DISPOSITIVE POWER

                                          None
                                     -------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          22,157,805
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,157,805
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                     |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          63.0% (55.2% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of August 9, 1999, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 55.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

----------------------------------               ------------------------------
      CUSIP No. 372 45 M 20 7          13D              Page 3 of 13 Pages
----------------------------------               ------------------------------

--------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   |_|
                                                                 (b)   |_|

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
             NUMBER OF            7    SOLE VOTING POWER
               SHARES
            BENEFICIALLY               None
              OWNED BY            ----------------------------------------------
                EACH              8    SHARED VOTING POWER
             REPORTING
               PERSON                  7,286,725
                WITH              ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER

                                       None
                                  ----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       7,286,725
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,286,725
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.9% (21.1% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of August 9, 1999, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 21.1% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

-----------------------------------               ------------------------------
      CUSIP No. 372 45 M 20 7           13D              Page 4 of 13 Pages
-----------------------------------               ------------------------------

--------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   |_|
                                                                     (b)   |_|

--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                          |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
             NUMBER OF               7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     None
              OWNED BY               -------------------------------------------
                EACH                 8       SHARED VOTING POWER
             REPORTING
               PERSON                        77,684
                WITH                 -------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             None
                                     -------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             77,684
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          77,684
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                   |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4% (0.2% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of August 9, 1999, the Aries Domestic Fund II, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 0.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

----------------------------------                  ---------------------------
      CUSIP No. 372 45 M 20 7            13D             Page 5 of 13 Pages
----------------------------------                  ---------------------------

--------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Aries Trust
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   |_|
                                                                  (b)   |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                        |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                    None
              OWNED BY              --------------------------------------------
                EACH                8       SHARED VOTING POWER
             REPORTING
               PERSON                       14,793,396
                WITH                --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            None
                                    --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                            14,793,396
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,793,396
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          50.0% (39.6% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of August 9, 1999, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 39.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

-----------------------------------               -----------------------------
      CUSIP No. 372 45 M 20 7            13D             Page 6 of 13 Pages
-----------------------------------               -----------------------------

--------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                    2,866,393**
              OWNED BY              --------------------------------------------
                EACH                8       SHARED VOTING POWER
             REPORTING
               PERSON                       22,157,805
                WITH                --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            2,866,393**
                                   ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                            22,157,805
--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,024,198**
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65.8% (58.2% of the outstanding voting power)**
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of August 9, 1999, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 58.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

               This Amendment No. 15 amends and supplements the following items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date (the "Schedule").

Item 2.        Identity and Background

               Item 2 is hereby amended in its entirety to read as follows:

          (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), Dr. Lindsay A. Rosenwald (together with Paramount Capital, Aries Domestic and Aries Trust, the "Aries Reporting Persons") and Aries Domestic Fund II, L.P. ("Aries Domestic II" and, together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit AF which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

          (b) The business address of Paramount Capital, Aries Domestic, Aries Domestic II and Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

          (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership organized under the laws of Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Island

 -------------------------
(1) Please see Exhibit B, filed herewith, indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

(2) Please see Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partner, officers and directors. Exhibit C is herein incorporated by reference.

(3) Please see Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

                               Page 7 of 13 Pages

                    Trust. Paramount is the General Partner of Aries Domestic II,(4) a limited partnership organized under the laws of Delaware.

          (d) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries Domestic II and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries Domestic II and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.

          (f)       Dr. Rosenwald is a citizen of the United States.

Item 3.             Source and Amount of Funds or Other Consideration

               The information contained in Item 3 to the Schedule is hereby amended by adding the following:

               Between April 21, 1999 and July 30, 1999, Aries Trust, Aries Domestic and Aries Domestic II used their respective general funds to purchase 604,126, 259,458 and 77,684 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market.

               Aries Trust made the following purchases:

Date                  No. of Shares               Purchase Price
----                  -------------               --------------

04/29/99                 7,000                        $2.697
04/30/99                24,800                        $2.831
05/24/99                35,000                        $2.931
05/25/99                21,000                        $2.865
05/26/99                28,000                        $2.973
05/27/99                21,000                        $2.917
05/28/99                35,000                        $3.038
06/01/99                14,000                        $2.750
06/02/99                14,000                        $2.758
06/03/99                14,000                        $2.641
06/04/99                 7,000                        $2.594
06/07/99                 7,000                        $2.359
06/08/99                 7,000                        $2.125
06/09/99                 7,000                        $2.109
06/10/99                 7,000                        $2.094
06/11/99                 7,000                        $2.063

----------------------
(4) Please see Exhibit AG indicating the general partner of Aries Domestic II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partner, officers and directors. Exhibit AG is herein incorporated by reference.

                               Page 8 of 13 Pages

06/14/99                    7,000                     $2.063
06/15/99                    7,000                     $2.063
06/16/99                    7,000                     $2.156
06/17/99                    7,000                     $2.234
06/18/99                   14,000                     $2.305
06/21/99                    7,000                     $2.388
06/22/99                   14,000                     $2.320
06/23/99                   14,000                     $2.227
06/24/99                   14,000                     $2.250
06/25/99                   14,000                     $2.313
06/28/99                   29,000                     $2.427
06/29/99                   20,300                     $2.500
06/30/99                   20,300                     $2.615
07/07/99                    6,900                     $2.969
07/08/99                    6,900                     $3.000
07/09/99                    6,900                     $2.953
07/12/99                    6,900                     $2.934
07/13/99                    6,900                     $2.984
07/15/99                    5,000                     $2.586
07/15/99                   10,350                     $2.586
07/19/99                    6,882                     $2.656
07/20/99                    6,882                     $2.875
07/21/99                    6,882                     $2.797
07/22/99                    6,882                     $2.625
07/23/99                    6,882                     $2.688
07/26/99                    6,882                     $2.672
07/27/99                   20,646                     $2.615
07/28/99                   20,646                     $2.615
07/28/99                   20,646                     $2.792
07/30/99                   20,646                     $2.875

               Aries Domestic made the following purchases:

Date                   No. of Shares              Purchase Price
----                   -------------              --------------

04/29/99                    3,000                     $2.697
04/30/99                   10,600                     $2.831
05/24/99                   14,850                     $2.931
05/25/99                    8,910                     $2.865
05/26/99                   11,880                     $2.973
05/27/99                    8,910                     $2.917
05/28/99                   14,850                     $3.038
06/01/99                    5,940                     $2.750
06/02/99                    5,940                     $2.758
06/03/99                    5,940                     $2.641
06/04/99                    2,970                     $2.594
06/07/99                    2,970                     $2.359
06/08/99                    2,970                     $2.125
06/09/99                    2,970                     $2.109
06/10/99                    2,970                     $2.094
06/11/99                    2,970                     $2.063
06/14/99                    2,970                     $2.063
06/15/99                    2,970                     $2.063
06/16/99                    2,970                     $2.156

                               Page 9 of 13 Pages

06/17/99                    2,970                     $2.234
06/18/99                    5,940                     $2.305
06/21/99                    2,970                     $2.388
06/22/99                    5,940                     $2.320
06/23/99                    5,940                     $2.227
06/24/99                    5,940                     $2.250
06/25/99                    5,940                     $2.313
06/29/99                    4,610                     $2.500
06/30/99                    8,410                     $2.615
07/02/99                   10,000                     $2.969
07/06/99                   10,000                     $2.891
07/07/99                    3,000                     $2.969
07/08/99                    3,000                     $3.000
07/09/99                    3,000                     $2.953
07/12/99                    3,000                     $2.934
07/13/99                    3,000                     $2.984
07/15/99                    4,500                     $2.586
07/19/99                    2,986                     $2.656
07/20/99                    2,986                     $2.875
07/21/99                    2,986                     $2.797
07/22/99                    2,986                     $2.625
07/23/99                    2,986                     $2.688
07/26/99                    2,986                     $2.672
07/27/99                    8,958                     $2.615
07/28/99                    8,958                     $2.615
07/29/99                    8,958                     $2.792
07/30/99                    8,958                     $2.875

               Aries Domestic II made the following purchases:

Date                           No. of Shares       Purchase Price
----                           -------------       --------------

05/03/99                       10,000                 $3.000
05/24/99                          150                 $2.931
05/25/99                           90                 $2.865
05/26/99                          120                 $2.973
05/27/99                           90                 $2.917
05/28/99                          150                 $2.038
06/01/99                           60                 $2.750
06/02/99                           60                 $2.758
06/03/99                           60                 $2.641
06/04/99                           30                 $2.594
06/07/99                           30                 $2.359
06/08/99                           30                 $2.125
06/09/99                           30                 $2.109
06/10/99                           30                 $2.094
06/11/99                           30                 $2.063
06/14/99                           30                 $2.063
06/15/99                           30                 $2.063
06/16/99                           30                 $2.156
06/17/99                           30                 $2.234
06/18/99                           60                 $2.305
06/21/99                           30                 $2.388

                               Page 10 of 13 Pages

06/22/99                       60                     $2.320
06/23/99                       60                     $2.227
06/24/99                       60                     $2.250
06/25/99                       60                     $2.313
06/29/99                    4,090                     $2.500
06/30/99                      290                     $2.615
07/01/99                   29,000                     $2.871
07/07/99                      100                     $2.969
07/08/99                      100                     $3.000
07/09/99                      100                     $2.953
07/12/99                      100                     $2.934
07/13/99                      100                     $2.984
07/14/99                   15,000                     $2.781
07/15/99                      150                     $2.586
07/16/99                   15,000                     $2.667
07/19/99                      132                     $2.656
07/19/99                      132                     $2.875
07/22/99                      132                     $2.625
07/23/99                      132                     $2.688
07/26/99                      132                     $2.672
07/27/99                      396                     $2.615
07/28/99                      396                     $2.615
07/29/99                      396                     $2.792
07/30/99                      396                     $2.875

Item 5.               Interest in Securities of Issuer.

        The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

          (a) As of August 9, 1999: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 25,024,198 shares or 65.8% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust, Aries Domestic and Aries Domestic II, may be deemed beneficially to own 22,157,805 shares or 63.0% of the Issuer's Common Stock. Aries Trust, Aries Domestic and Aries Domestic II may be deemed beneficially to own the following numbers of shares of Common Stock:

                    Aries Trust                       14,793,396
                    Aries Domestic                     7,286,725
                    Aries Domestic II                     77,684

                    Pursuant  to Rule  13d-4  promulgated  under the  Securities
                    Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to

                               Page 11 of 13 Pages

                    Rule 13d-4 promulgated under the Securities  Exchange Act of
                    1934,   as  amended,   the  Filing   Persons  each  disclaim
                    beneficial ownership of the securities held by each other.

                    The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of August 9, 1999, Dr. Rosenwald, Paramount Capital and Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 58.2%, 55.2% and 39.6%, respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Trust, Aries Domestic and Aries Domestic II. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him

          (c) Other than certain of the open market purchases of Common Stock reported in Item 3, the Filing Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

          (d)&(e)   Not applicable.

Item 7.             Material to be Filed as Exhibits.

          Exhibit AF: Agreement of Joint Filing of Schedule 13D dated as of August 10, 1999.

          Exhibit AG: List of executive officers and directors of Aries Domestic II and information called for by Items 2-6 of this statement relating to said officers and directors.

                               Page 12 of 13 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                              Investment Manager

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman

                                    ARIES DOMESTIC FUND II, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.

                               Page 13 of 13 Pages

                                   EXHIBIT AF

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

        The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                              Investment Manager

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman

                                    ARIES DOMESTIC FUND II, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                              General Partner

Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


Dated:  August 10, 1999
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------------
                                            Lindsay A. Rosenwald, M.D.

                                   EXHIBIT AG

      The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor New York, New York, 10019, of the General Partner of Aries Domestic II, L.P. is as follows:

                                                 PRINCIPLE OCCUPATION
          NAME                                      OR EMPLOYMENT
          ----                                      -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager


Item 2.

      During the five years prior to the date hereof, the above person (to the best of Aries Domestic II's knowledge) had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.